August 16, 2007

Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:          Utopia Funds

Investment Company Act of 1940—Rule 17g-1(g)

Bonding of Officers and Employees

(Utopia Funds File No. 811-21798)

To whom it may concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, enclosed herewith please find a copy of the financial institution bond (the “Bond”) in favor of Utopia Funds (“Funds”), management investment companies registered under the Investment Company Act of 1940.  I have also enclosed the resolution related to this Bond.

The term of the Bond increase is effective June 15, 2007 through December 30, 2007, and the premium for the Bond has been paid through December 30, 2007.  The Bond provides fidelity coverage with a $750,000 liability limit.

Please call me at (303) 623-2577 if you have any questions.

Very truly yours,

/s/Gregory P. Dulski

Gregory P. Dulski
Secretary
Utopia Funds

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER

Utopia Funds		05735106B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

June 15, 2007	December 30, 2006 to December 30, 2007	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective June 15, 2007 to be:

		Limit of Liability

Insuring Agreement A-	FIDELITY	$750,000
Insuring Agreement C-	ON PREMISES	$750,000
Insuring Agreement D-	IN TRANSIT	$750,000
Insuring Agreement E-	FORGERY OR ALTERATION	$750,000
Insuring Agreement F-	SECURITIES	$750,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$750,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$750,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN4.0-02 (1/02)

UNANIMOUS WRITTEN CONSENT

IN LIEU OF A SPECIAL MEETING

OF THE BOARD OF TRUSTEES OF THE

UTOPIA FUNDS

APPROVAL OF INCREASED INSURANCE COVERAGE

The undersigned Trustees of the Utopia Funds (the “Trust”), a Delaware statutory trust, hereby adopt on June 22, 2007, the following resolution by unanimous consent as if such action had been taken at a special meeting called and held on that date.

RESOLVED:

That the Board of Trustees have given due consideration of the increase in the value of the aggregate assets of the Trust and hereby authorize the officers of the Trust to negotiate and effect an increase in the Trust’s fidelity bond coverage from $600,000 to the minimum amount required by Rule 17g-1 of the Investment Company Act of 1940 for investment companies with assets between $250,000,000 to $500,000,000.

This Unanimous Written Consent is made pursuant to Section 3806(b)(5) of the Delaware Statutory Trust Act and Article II, Section 2.5(b) of the Declaration of Trust of the Trust, and the executed copy of this Unanimous Written Consent in Lieu of a Special Meeting of the Board of Trustees of the Trust shall be filed with the records of the Trust. This Unanimous Written Consent may be executed in one or more counterparts, each of which shall be deem an original but all of which shall together constitute one and the same document.

IN WITNESS WHEREOF, the undersigned Trustees have executed this Unanimous Written Consent in Lieu of a Special Meeting of the Board of Trustees of the Trust on June 22, 2007.

/s/ Mayeti Gametchu	/s/ Alan R. Latshaw
Mayeti Gametchu	Alan R. Latshaw

/s/ John S. Oakes	/s/ Paul H. Sutherland
John S. Oakes	Paul H. Sutherland